Filed by Maxtor Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Maxtor Corporation
Commission File No.: 001-16447
     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between Seagate and Maxtor and the future financial performance of Seagate. These forward-looking statements are based on information available to Seagate and Maxtor as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond Seagate’s or Maxtor’s control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for disc drives; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current disc drive products; and the adverse impact of competitive product announcements and possible excess industry supply with respect to particular disc drive products. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in Seagate’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2005 and Quarterly Report on Form 10-Q as filed with the SEC on October 28, 2005, and Maxtor’s Annual Report on Form 10-K/A as filed with the SEC on May 13, 2005 and Quarterly Report on Form 10-Q as filed with the SEC on November 4, 2005. These forward-looking statements should not be relied upon as representing Seagate’s or Maxtor’s views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.
     This communication is being made in respect of the proposed transaction involving Seagate and Maxtor. In connection with the proposed transaction, Seagate plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Seagate and Maxtor plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement / Prospectus will be mailed to stockholders of Seagate and Maxtor. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Seagate and Maxtor through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Seagate by directing a request to Seagate Technology, 920 Disc Drive, P.O. Box 66360, Scotts Valley, California 95067, Attention: Investor Relations (telephone: (831) 439-5337) or going to Seagate’s corporate website at www.Seagate.com, or from Maxtor by directing a request to Maxtor Corporation, 500 McCarthy Boulevard, Milpitas, California 95035, Attention: VP of Investor Relations (telephone: 408-894-5000) or going to Maxtor’s corporate website at www.Maxtor.com.

     Seagate and Maxtor, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Seagate’s directors and executive officers is contained in Seagate’s Annual Report on Form 10-K for the fiscal year ended July 1, 2005 and its proxy statement dated October 7, 2005, which were filed with the SEC. Information regarding Maxtor’s directors and executive officers is contained in Maxtor’s Annual Report on Form 10-K/A for the fiscal year ended December 25, 2004 and its proxy statement dated April 11, 2005, supplemental proxy statement dated May 10, 2005 and Current Report on Form 8-K dated August 24, 2005, which were filed with the SEC. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).
     Filed below are customer, supplier and employee communications.

December __, 2005
Dear Valued Customer,
We’re pleased to share with you some exciting news. As the attached press release discusses, today we announced that Maxtor has entered a definitive agreement under which the company will be acquired by Seagate, a leader in the design, manufacturing and marketing of hard disk drives. We are enthusiastic about the transaction and optimistic about the advantages the combined company will bring to customers.
We believe that integrating with Seagate will result in a combined company that will better serve customer needs and meet market requirements more efficiently. Through the acquisition, Seagate gains critical resources from Maxtor and we benefit from Seagate’s extensive R&D capabilities, technological innovation and product leadership. In addition, the acquisition will provide the combined company with expanded capacity and improved cost and supply chain efficiencies. We enter into this transaction with the belief that the combined company will be able to offer you a higher level of service and more innovative, compelling products more quickly and at more competitive prices.
We expect the transaction will be completed in the second half of 2006, subject to shareholder approval and customary regulatory approvals. Until the transaction is completed, day-to-day operations and your customer experience with Maxtor will not change and our commitment to customer service and satisfaction remains our number one priority. Any transitions in customer agreements that may occur as a result of this transaction will be communicated to you in due course.
We are confident that the combined resources of Seagate and Maxtor will merge smoothly, providing you with the outstanding sales, service and quality you have come to expect from us. We’d like to thank you for the integral role you’ve played in helping us reach this milestone and look forward to continuing to meet your storage needs.
Should you have any questions please feel free to contact your Maxtor representative. Thank you for your continued support.
Regards,
Kurt Richarz
Senior Vice President, Sales
Maxtor Corporation

December __, 2005
Dear Valued Supplier,
We’re pleased to share with you some exciting news. As the enclosed press release discusses, today we announced that Maxtor has entered a definitive agreement under which the company will be acquired by Seagate, an industry leader in the design, manufacturing and marketing of hard disk drives. We are very enthusiastic and optimistic about the combined company’s ability to have a significant impact on the future of storage.
We believe the combined company will have the technical resources, increased capacity and enhanced efficiency to deliver more diverse and compelling products at a quicker pace than would be possible by the two companies separately. Through the acquisition, Seagate gains critical resources from Maxtor and we benefit from Seagate’s extensive R&D capabilities, technological innovation, and product leadership. The combination of Seagate and Maxtor will allow us to support a larger and growing customer base, enhance our offerings in the consumer electronics and retail markets, and compete more effectively. As such, this new entity will offer increased and exciting opportunities for our suppliers.
We expect the transaction will be completed in the second half of 2006, subject to shareholder approvals and customary regulatory approvals.
Today and for the foreseeable future, day-to-day operations and your business relationship with us will not change. We expect our supplier partners to continue to support the business commitments previously made to Maxtor. It is critical that we stay focused on executing to our current plans and meet all of our customer requirements.
As our supplier and partner, you provide us with crucial resources and support and are one of Maxtor’s greatest assets. We’d like to thank you for the important role you’ve played in helping us reach this milestone and look forward to your continued participation in our growth and progress. We know you have questions and over the coming weeks, we’ll schedule time with you to review our strategy and objectives. Thank you for your continued support.
Regards,
Dave Beaver
Senior Vice President of Worldwide Materials,
and Chief Procurement Officer
Maxtor Corporation

Invite:

To:
From:
Date:
All Employee Meeting
Maxtor Confidential
Worldwide Maxtor Employees
Dr. C.S. Park, Chairman and Chief Executive Officer
December 21, 2005
Yesterday, Maxtor entered into a definitive agreement under which we agreed to be acquired by Seagate. This decision was unanimously approved by our Board of Directors after their careful consideration of all the strategic options available to the company. We fully support this transaction and believe that it is in the best interests of Maxtor shareholders. Attached is the press release that went out early this morning, announcing the deal.
The combination of Seagate and Maxtor will create a premier global disk drive producer with the enhanced scale, financial strength and capacity to better compete in the dynamic, rapidly evolving storage market. With an extensive R&D platform and technical resources, we believe the combined company will be able to offer our customers innovative and compelling storage products more quickly and at more competitive prices. The transaction is also compelling to our shareholders, including employees who own stock, because it provides an attractive premium over the current stock price, as well as the opportunity to participate in the enhanced future value of the combined company’s operations.
I personally want to thank every Maxtor employee for your dedication and support. Without your hard work, this next step in our evolution would not have been possible.
We expect the transaction will be completed in the second half of 2006, subject to shareholder approvals and customary regulatory approvals.
Until the transaction is completed, the day-to-day operations at Maxtor will be “business as usual”. We must remain focused on executing to our current plan and continue to provide excellent, uninterrupted service and support to our customers and business partners.
We know you have a lot of questions. We will be working hard to address many of them and we would like to share additional details with you. Please join us today at 8:30 am PT for an all hands meeting.

Meeting
Logistics
Milpitas, California
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MMC – San Jose & Fremont, California
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Longmont, Colorado
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Rochester, Minnesota
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Shrewsbury, Massachusetts
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Singapore and China
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FACT SHEET
On December 21, 2005 the Boards of Seagate and Maxtor announced that they unanimously approved a definitive merger agreement under which Seagate will acquire Maxtor in an all stock transaction. The combination will build on Seagate’s foundation as the premier global hard disc drive company, providing enhanced operating scale and key resources to drive product innovation, maximize manufacturing efficiency, and realize significant cost synergies. Leveraging increased scale with Seagate’s product platform strategy, the combined company will be well-positioned to deliver to customers a more compelling, diverse set of products quickly and at more competitive prices.
Terms of the transaction are as follows:
•	Seagate will acquire all outstanding common shares of Maxtor at an exchange ratio of .37 Seagate shares for each share of Maxtor.

•	Seagate will assume Maxtor stock options as adjusted for the .37 exchange ratio.

•	Maxtor’s existing convertible debt will be assumed by Seagate with the conversion price adjusted for the .37 exchange ratio.

•	When the transaction is completed, Seagate shareholders will own approximately 84% and Maxtor shareholders will own approximately 16% of the combined company.

•	Dr. C.S. Park, chairman and CEO of Maxtor, will become a director of Seagate upon the closing of the transaction. Seagate’s chairman, CEO, executive vice presidents, and the principal equity investors affiliated with certain of Seagate’s Directors have committed to vote their shares in favor of the acquisition.

•	The combined company is expected to generate significant synergies, and we expect this transaction to be at least 10-20% accretive to Seagate on a cash EPS basis after the first full year of combined operations. As with other past combinations of disc drive manufacturers, we anticipate revenue attrition to result from this combination. Synergy estimates take into account anticipated revenue attrition. It is estimated that the incremental revenues will generate gross margins that are in line with the high end of Seagate’s stand-alone model. In addition, the combined company is expected to achieve approximately $300 million of annual operating expense savings in connection with the transaction after the first full year of integration.

•	The deal is intended to be tax free to Maxtor’s shareholders.

•	Synergies resulting from the combination are expected to generate annual pre-tax cost savings of $300 million.

•	The transaction is contingent on customary regulatory approvals, including review by the federal and European antitrust authorities, as well as approval by shareholders of both companies.

•	There is a termination fee of $300 million payable to Maxtor under certain conditions. This reflects Seagate’s commitment to the combination and confidence that the transaction will be completed.

•	The combined company will retain the Seagate name and its executive offices will continue to be in Scotts Valley, California.

•	The acquisition is expected to close in the second half of calendar 2006.
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